Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
Suite 4260, 161 Bay Street Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q3 AND 9M 2021 OPERATING AND FINANCIAL highlights	4

4.	COVID-19, OUTLOOK AND GUIDANCE	8

5.	RESULTS OF OPERATIONS	10

6.	SUMMARIZED FINANCIAL RESULTS	17

7.	QUARTERLY FINANCIAL REVIEW	21

8.	LIQUIDITY AND CAPITAL RESOURCES	24

9.	safety, health and environment	25

10.	OTHER RISKS AND UNCERTAINTIES	25

11.	NON-IFRS PERFORMANCE MEASURES	26

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	31

13.	OFF BALANCE SHEET ARRANGEMENTS	33

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	33

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	34

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of November 5, 2021 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	COMPANY OVERVIEW

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early-stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early-stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

3.	Q3 AND 9M 2021 OPERATING AND FINANCIAL highlights

	Three Months Ended		Nine Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Operating
Ore Processed / Tonnes Milled	750,208	798,458	2,312,163	2,050,641
Silver Ounces Produced (000's)	807	1,023	2,722	2,543
Copper Pounds Produced (000's)	8,256	12,153	25,686	33,636

Lead Pounds Produced (000's)	7,841	9,855	24,805	25,340
Zinc Pounds Produced (000's)	19,112	24,869	64,368	60,256
Gold Ounces Produced	2,261	3,989	7,709	10,408
Copper Equivalent Pounds Produced (000's)[1]	21,870	35,170	71,966	89,100
Zinc Equivalent Pounds Produced (000's)[1]	68,489	96,867	228,824	242,563
Silver Equivalent Ounces Produced (000's)[1]	3,842	4,193	11,622	12,119

Cash Cost per Tonne Processed	$44.63	$36.02	$46.25	$39.44
Cost of sales per AgEqOz	$11.22	$8.35	$10.84	$8.29
Cash Cost per AgEqOz[2]	$9.41	$7.68	$10.22	$7.84
AISC per AgEqOz[2]	$19.08	$15.67	$19.42	$14.51
Cost of sales per CuEqLb[2]	$1.97	$1.00	$1.75	$1.13
Cash Cost per CuEqLb[2]	$1.65	$0.92	$1.65	$1.07
AISC per CuEqLb[2]	$3.35	$1.87	$3.14	$1.97
Cost of sales per ZnEqLb[2]	$0.63	$0.36	$0.55	$0.41
Cash Cost per ZnEqLb[2]	$0.53	$0.33	$0.52	$0.39
AISC per ZnEqLb[2]	$1.07	$0.68	$0.99	$0.73

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.44	$0.30	$0.45	$0.36
AISC per ZnEqLb (Yauricocha)[2]	$0.91	$0.70	$0.84	$0.73
Cash Cost per CuEqLb (Yauricocha)[2]	$1.37	$0.82	$1.42	$0.97
AISC per CuEqLb (Yauricocha)[2]	$2.83	$1.93	$2.69	$2.00
Cash Cost per CuEqLb (Bolivar)2 3	$2.02	$1.01	$1.76	$1.06
AISC per CuEqLb (Bolivar)2 3	$4.34	$1.72	$3.63	$1.72
Cash Cost per AgEqOz (Cusi)[2]	$17.06	$11.56	$19.15	$17.20
AISC per AgEqOz (Cusi)[2]	$28.93	$16.47	$31.65	$23.54
Financial
Revenues	$60,701	$73,211	$209,774	$170,670
Adjusted EBITDA[2]	$17,444	$37,186	$85,889	$65,855
Operating cash flows before movements in working capital	$16,512	$37,852	$77,986	$66,746
Adjusted net income (loss) attributable to shareholders[2]	$(3,063)	$18,377	$14,001	$20,931
Net income (loss) attributable to shareholders	$(4,815)	$17,531	$7,353	$15,816
Cash and cash equivalents	$58,288	$63,846	$58,288	$63,846
Working capital	$38,096	$62,931	$38,096	$62,931

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(3) Cash costs and AISC for the three month ended September 30, 2021 exclude prior period inventory adjustments of $3.8 million, which are not considered as costs for Q3 2021. These adjustments have no impact on the cash costs and AISC for the nine-month period ended September 30, 2021

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Q3 2021 Operational Highlights and Growth Initiatives

The Yauricocha Mine processed 324,196 tonnes during Q3 2021, which is a 2% increase compared to Q3 2020. Daily ore throughput averaged 3,705 tpd during the quarter. The negative variances in the head grades from the polymetallic zones are due to regulatory limitations. The negative variances in the copper sulfide head grades were mainly due to the delay in the contribution of the Esperanza zone due to ground conditions, which have since been corrected.

The Bolivar Mine processed 364,941 tonnes in Q3 2021, or a decrease of 11% from the 410,468 tonnes processed in Q3 2020, due to the high personnel turnover and low availability of equipment, including mining scoops during the quarter. The average daily ore throughput realized during the quarter was approximately 4,171 tpd. Head grades were impacted by a COVID-induced lag on development and infill drilling, which resulted in changes of the mining sequence, as well as dilution issues, which are being corrected.

The Cusi mine processed 61,071 tonnes during Q3 2021, which is a 13% decrease as compared to Q3 2020. Silver grades declined as excessive underground water and heat impacted the mine’s inability to operate in some of the targeted higher-grade zones. A newly driven raise bore and upgraded pumping system were installed during the quarter improving operating performance in these areas.

Q3 2021 Production Highlights

•	Copper production of 8.3 million pounds; a 32% decrease from Q3 2020

•	Zinc production of 19.1 million pounds; a 23% decrease from Q3 2020

•	Silver production of 0.8 million ounces; a 21% decrease from Q3 2020

•	Lead production of 7.8 million pounds; a 20% decrease from Q3 2020

•	Gold production of 2,261 ounces; a 43% decrease from Q3 2020

•	Copper equivalent production of 21.9 million pounds; a 38% decrease from Q3 2020

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Q3 2021 Consolidated Financial Highlights

•	Revenue from metals payable of $60.7 million in Q3 2021 decreased by 17% from $73.2 million in Q3 2020, largely due to the lower grades at the Yauricocha and Bolivar mines combined with operational challenges at the Cusi mine. Average realized metal prices were higher for base metals namely 41% for copper and 26% for lead and zinc as compared to Q3 2020. Realized prices for gold and silver during Q3 2021 averaged 7% and 3% lower compared to the same quarter of 2020.

•	Yauricocha’s cost of sales per copper equivalent payable pound was $1.44 (Q3 2020 - $0.92), cash cost per copper equivalent payable pound was $1.37 (Q3 2020- $0.82), and AISC per copper equivalent payable pound of $2.83 (Q3 2020 - $1.93) for Q3 2021. Cash costs were driven higher mainly by the increase in operating costs as the company ramped up operations and increased the use of contractors compared to Q3 2020, which was impacted by COVID restrictions. Cash cost per pound was further negatively impacted by the 30% decline in the copper equivalent payable pounds compared to Q3 2020. AISC per copper equivalent payable pound for Q3 2021 increased compared to Q3 2020 due to the higher cash costs per copper equivalent pound combined with higher sustaining capital partially offset by the decrease in treatment and refining charges compared to Q3 2020.

•	Bolivar’s cost of sales per copper equivalent payable pound was $2.90 (Q3 2020 - $1.02), cash cost per copper equivalent payable pound was $2.02 (Q3 2020 - $1.01), and AISC per copper equivalent payable pound was $4.34 (Q3 2020 - $1.72) for Q3 2021. The increase in the AISC per copper equivalent payable pound was due to higher operating costs per tonne, sustaining capital, general and administrative costs and treatment and refining costs as compared to Q3 2020. Additionally, copper equivalent payable pounds declined 52% during Q3 2021 as compared to the same quarter of 2020.

•	Cusi’s cost of sales per silver equivalent payable ounce was $22.49 (Q3 2020 - $13.53), cash cost per silver equivalent payable ounce was $17.06 (Q3 2020 - $11.56), and AISC per silver equivalent payable ounce was $28.93 (Q3 2020 - $16.47) for Q3 2021. AISC per silver equivalent payable ounce increased despite 19% higher silver equivalent ounces payable due to higher operating cost per tonne combined with the increase in treatment and refining costs during Q3 2021 as compared to Q3 2020. Sustaining capital also increased as compared to Q3 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

•	Adjusted EBITDA(1) of $17.4 million for Q3 2021 decreased by 53% compared to $37.2 million in Q3 2020. Adjusted EBITDA declined in Q3 2021 due to the decrease in revenues realized;

•	Net loss attributable to Shareholders of the Company for Q3 2021 was $(4.8) million (Q3 2020: net income of $17.5 million) or $(0.03) per share (basic and diluted) (Q3 2020: $0.11);

•	Adjusted net loss attributable to shareholders (1) of $(3.1) million, or $(0.02) per share, for Q3 2021 compared to the adjusted net income of $18.4 million, or $0.11 per share for Q3 2020;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.3 million for Q3 2021 (Q3 2020: $2.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

•	Cash flow generated from operations before movements in working capital of $16.5 million for Q3 2021 decreased compared to $37.9 million in Q3 2020. The decrease in operating cash flow is mainly the result of lower revenues generated; and

•	Cash and cash equivalents of $58.3 million and working capital of $38.1 million as at September 30, 2021 compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents decreased during 9M 2021 as the cash used in investing activities of $53.9 million and cash used in financing activities ($15.0 million used for repayment of the credit facility and interest, and $6.4 million of dividends to minority shareholders) exceeded the cash generated from operating activities of $62.2 million. The decrease in working capital resulted from lower cash and cash equivalents combined with the increase in current liabilities.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Project Development

•	Mine development at Bolivar during Q3 2021 totaled 2,550 meters, which included 1,162 meters of development to prepare stopes for mine production. Of the remainder, 588 meters were related to the integration tunnel connecting Bolivar West and the Piedras Verdes plant, and 800 meters to development of ramps.; and

•	During Q3 2021, at the Cusi property, mine development totaled 1,541 meters, which was targeted towards achieving the planned throughput of 1,100 tpd.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Exploration Highlights

Peru:

During Q3 2021, surface exploration using diamond drills continued in the Kilkasca, El Estacion and Yauricocha Medio zones. A total of 2,341 meters were drilled during the quarter. Further, 3,306 meters of underground exploration was completed with the aim of replacing and increasing the mineral resources exploited during the year.

Mexico:

Bolivar

•	At Bolívar during Q3 2021, 9,768 meters were drilled, including 3,151 meters of brownfield exploration and 6,617 meters of infill drilling, with the objective of converting inferred and indicated resources to reserves. Major exploration targets include Bolivar West and Mina de Fierro zones.

Cusi

•	During Q3 2021, a total of 7,262 meters of infill drilling was completed in Cusi to support the definition of San Antonio, San Nicolas, Gallo, Bajo Promontorio and the high-grade NE-SW veins.

4.	COVID-19, OUTLOOK AND REVISED GUIDANCE

The production and financial results of the Company during the nine-month period of 2021 were impacted by COVID-19 and operational challenges. Some of the COVID-19 issues are still ongoing or are a residual effect from previous quarters on current operations. Direct impact issues have included lower workforce availability and additional costs related to management and prevention of COVID-19. Residual effect includes delays on Mine development, which has forced production to come from lower grade, higher tonnage areas in order to reach throughput targets. The Company continues to take proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. During the nine-month period of 2021, these measures, including COVID testing and quarantining employees and contractors, have resulted in spending of $6.3 million in Peru and $1.7 million in Mexico.

While the Company has tried to manage the COVID related challenges and achieve normal production levels, our sites have faced other operational challenges particularly during Q3 2021. At Yauricocha, regulatory restrictions have limited production to come from lower grade, higher tonnage areas to reach production targets. Bolivar is impacted by delays in mine development, infill drilling and high personnel turnover. Further, excessive underground water and heat conditions at Cusi impacted its ability to mine some of the targeted high-grade zones, hence reduced throughput and head grade.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

While the Management believes that these issues are temporary in nature and will not affect the Company’s results in the medium to longer term time frame, these require an adjustment to the 2021 EBITDA and cost guidance primarily related to the Bolivar Mine. Appropriate actions are being taken to return to full operational efficiency at Bolivar, while continuing to manage the outstanding risks related to COVID-19 at all Mines.

The Company had previously lowered its production guidance for 2021 copper equivalent production to fall between 110 to 115 million pounds. However, EBITDA guidance is now being lowered primarily due to operational issues at our Mexican operations and is now expected to range between $105 - $110 million this year. The lower range is largely because of lower EBITDA projected at Bolivar which is now expected to range between $22 - $26 million for that Mine. Capex guidance for 2021 is also being lowered from $100 million and is now expected to range between $75 - $80 million. The lower Capex guidance is primarily due to the deferral of the magnetite iron ore project at the Bolivar Mine until 2022 as detailed engineering on the project is completed and the bulk freight market normalizes. Cost guidance at Bolivar is also being revised to include higher than previously guided costs for the 2021 year as seen in the table below:

		Cash costs range	AISC(1) range
Mine		per CuEqLb	per CuEqLb
Revised 2021 guidance
Bolivar	Copper Eq Lbs ('000)	$1.67 - $1.75	$3.30 - 3.47

Previous guidance
Bolivar	Copper Eq Lbs ('000)	$1.32 - $1.40	$2.60 - 2.74

(1) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure

Market Review and Trends

Metal Prices

During 2020, the metal prices started experiencing declines in the second half of March due to weaker demand outlooks resulting from the economic uncertainty at that time. However, with the reopening of the economies later in 2020, industrial demand picked up pushing these prices higher. The upward trend continued during 2021, also based on optimism regarding the production and distribution of the COVID-19 vaccine. During Q3 2021, rising energy prices added some upside pressure on metal prices. Although in general, the base metals sector experienced its sixth consecutive quarterly gain in Q3 2021, copper and lead prices declined during the quarter.

LME Average Prices	Quarter ended Sep 30,		Nine months ended Sep 30
(In US dollars)	2021	2020	2021	2020
Silver (oz)	$24.36	$24.39	$25.78	$19.22
Copper (lb)	$4.25	$2.96	$4.17	$2.65
Lead (lb)	$1.06	$0.85	$0.98	$0.82
Zinc (lb)	$1.36	$1.06	$1.31	$0.97
Gold (oz)	$1,790	$1,912	$1,802	$1,735

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Copper, one of the leading base metals, declined 4% during Q3 2021, but still registered about 17% gain in 2021. Lead suffered the worst loss in Q3 2021, falling approximately 9%, but maintained a 7% gain for the year. During the quarter, China attempted to curb the increase in commodity prices by releasing industrial metals from its national reserves. This had only a temporary impact as the quantities sold were lower than anticipated.

Zinc prices have been supported by the increasing demand, which has been stronger than expected. The demand for zinc continues to exceed the supply side after the end of Q3 2021, as leading producers such as Glencore and Nrystar announced reduced operations of their smelters in Europe to counter the power crisis and the soaring power prices. Zinc prices increased 2% and 11% during the quarter and the nine-month period ended September 30, 2021.

The third quarter of 2021 was bad for precious metals, particularly silver, which dropped 16% during the quarter. Gold prices were 1% down during this period. The strengthening US dollar and the increase in bond yields were the main hurdles for gold during the quarter. Further the expectations of the Fed’s tapering of the COVID-19 related stimulus also impacted precious metals. However, inflation has continued to remain high and accelerating, which could push the demand and price for gold higher.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at September 30, 2021 the US dollar/Peruvian Nuevo Sol exchange rate was 4.13 (December 31, 2020: 3.62) and the US dollar/Mexican Peso exchange rate was 20.50 (December 31, 2020: 19.94). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would have resulted in a change of $1.2 million and $0.1 million in the Company’s net profit, respectively, assuming that our operational performance during 2021 is consistent with 2020.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2021			2020
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore Processed/tonnes milled
Yauricocha	324,196	328,909	326,211	311,946	318,155	202,534	285,225
Bolivar	364,941	385,331	371,608	383,607	410,468	308,951	377,562
Cusi	61,071	73,294	76,602	82,683	69,835	-	77,911
Consolidated	750,208	787,534	774,421	778,236	798,458	511,485	740,698
Cash cost per tonne processed
Yauricocha	$60.18	$61.35	$60.43	$62.44	$50.09	$44.27	$70.20
Bolivar	$25.58	$27.87	$31.38	$26.66	$21.50	$23.38	$25.82
Cusi	$75.85	$78.25	$71.07	$58.81	$57.31	$-	$62.11
Consolidated	$44.63	$46.54	$47.54	$44.42	$36.02	$34.26	$46.73
Silver ounces produced (000's)
Yauricocha	451	483	451	430	520	358	495
Bolivar	95	202	197	149	199	214	210
Cusi	261	269	313	343	304	-	243
Consolidated	807	954	961	922	1,023	572	948
Copper pounds produced (000's)
Yauricocha	4,641	3,697	2,682	4,759	5,419	4,164	5,384
Bolivar	3,615	5,838	5,213	5,867	6,734	5,544	6,391
Consolidated	8,256	9,535	7,895	10,626	12,153	9,708	11,775
Lead pounds produced (000's)
Yauricocha	7,146	7,831	8,706	7,040	9,550	6,406	8,608
Cusi	695	129	298	590	305	-	471
Consolidated	7,841	7,960	9,004	7,630	9,855	6,406	9,079
Zinc pounds produced (000's)
Yauricocha	19,112	21,133	24,123	21,612	24,869	13,741	21,646
Consolidated	19,112	21,133	24,123	21,612	24,869	13,741	21,646
Gold ounces produced
Yauricocha	1,169	1,043	890	1,112	1,076	850	1,254
Bolivar	899	1,627	1,591	2,017	2,740	1,912	2,191
Cusi	193	142	155	234	173	-	212
Consolidated	2,261	2,812	2,636	3,363	3,989	2,762	3,657

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

	Quarter Ended			Nine Months Ended
Consolidated Production	September 30, 2021	September 30, 2020	% Var	September 30, 2021	September 30, 2020	% Var
Tonnes processed	750,208	798,458	-6%	2,312,163	2,050,641	13%
Daily throughput	8,574	9,125	-6%	8,808	7,812	13%

Silver ounces (000's)	807	1,023	-21%	2,722	2,543	7%
Copper pounds (000's)	8,256	12,153	-32%	25,686	33,636	-24%
Lead pounds (000's)	7,841	9,855	-20%	24,805	25,340	-2%
Zinc pounds (000's)	19,112	24,869	-23%	64,368	60,256	7%
Gold ounces	2,261	3,989	-43%	7,709	10,408	-26%
Silver equivalent ounces (000's) (1)	3,842	4,193	-8%	11,622	12,119	-4%
Copper equivalent pounds (000's) (1)	21,870	35,170	-38%	71,966	89,100	-19%
Zinc equivalent pounds (000's) (1)	68,489	96,867	-29%	228,824	242,563	-6%
Metals payable in concentrates
Silver ounces (000's)	678	808	-16%	2,310	2,183	6%
Copper pounds (000's)	7,499	10,620	-29%	23,109	30,347	-24%
Lead pounds (000's)	7,092	8,671	-18%	23,516	23,380	1%
Zinc pounds (000's)	15,338	20,205	-24%	53,940	51,112	6%
Gold ounces	2,057	3,348	-39%	6,630	9,574	-31%
Silver equivalent ounces (000's) (1)	3,323	3,503	-5%	10,145	10,698	-5%
Copper equivalent pounds (000's) (1)	18,920	29,382	-36%	62,792	78,651	-20%
Zinc equivalent pounds (000's) (1)	59,124	80,927	-27%	199,881	214,119	-7%

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Sierra’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation. On June 16, 2021, the Company announced receipt of the permit to process at the rate of 3,600 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold

-	A lead oxide deposit, containing lead, silver and gold

-	A copper oxide deposit, containing copper, silver, lead and gold

The Company is planning to issue a Preliminary Feasibility Study (“PFS”) for Yauricocha in the first quarter of 2022.

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and nine months ended September 30, 2021 has been provided below:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

	Three Months Ended September 30,			Nine Months Ended September 30,
Yauricocha Production	2021	2020	% Var.	2021	2020	% Var.
Tonnes processed	324,196	318,155	2%	979,316	805,914	22%
Daily throughput	3,705	3,636	2%	3,731	3,070	22%

Silver grade (g/t)	56.84	61.32	-7%	56.04	64.19	-13%
Copper grade	0.87%	1.01%	-14%	0.71%	1.11%	-36%
Lead grade	1.14%	1.52%	-25%	1.23%	1.56%	-21%
Zinc grade	3.06%	4.00%	-24%	3.35%	3.84%	-13%
Gold Grade (g/t)	0.51	0.55	-7%	0.46	0.61	-25%

Silver recovery	76.11%	82.93%	-8%	79.70%	82.56%	-3%
Copper recovery	74.61%	76.20%	-2%	69.84%	76.19%	-8%
Lead recovery	87.33%	89.53%	-2%	90.15%	88.58%	2%
Zinc recovery	87.39%	88.63%	-1%	89.82%	88.32%	2%
Gold Recovery	21.96%	19.19%	14%	20.91%	19.19%	9%

Silver production (000 oz)	451	520	-13%	1,385	1,373	1%
Copper production (000 lb)	4,641	5,419	-14%	11,020	14,967	-26%
Lead production (000 lb)	7,146	9,550	-25%	23,683	24,564	-4%
Zinc production (000 lb)	19,112	24,869	-23%	64,368	60,256	7%
Gold Production (oz)	1,169	1,076	9%	3,102	3,180	-2%

Copper equivalent pounds (000's)(1)	15,596	22,245	-30%	46,775	56,809	-18%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.

Operating at an average daily throughput rate of 3,705 tpd, the Yauricocha Mine processed 324,196 tonnes during Q3 2021, representing a 2% increase compared to Q3 2020, despite continuing to face various operational challenges related to COVID-19.

The negative variances in the head grades from the polymetallic zones are due to regulatory limitations. The negative variances in the copper sulfide head grades were mainly due to the delay in the contribution of the Esperanza zone due to ground conditions, which have since been corrected. Metal production in the third quarter of 2021 was 25%, 23%, 14% and 13% lower for lead, zinc, copper, and silver, respectively, while gold production was 9% higher compared to the third quarter of 2020.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217-hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. After successive expansions, current target throughput is approximately 5,000 tpd by the end of 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

In April 2021, the Company announced its plans to invest in construction of a magnetite processing plant at Bolivar. The plant is expected to produce approximately 500,000 tonnes of 62% iron ore fines per year. Construction of the plant is expected to be complete in the fourth quarter of 2021. The Company anticipates increase sales revenue, reduced future closure costs and reduced tailings deposition as a result of completion of this project. In August 2021, the Company announced positive results of a Preliminary Economic Assessment (“PEA”), which considered expansion to 10,000 tpd combined with production of iron ore at Bolivar. On September 29, 2021, the Company filed a NI 43-101 Technical Report for this PEA. The Company is planning to issue a PFS for Bolivar by the end of 2021.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and nine months ended September 30, 2021 has been provided below:

	Three Months Ended September 30,			Nine Months Ended September 30,
Bolivar Production	2021	2020	% Var.	2021	2020	% Var.
Tonnes processed (t)	364,941	410,468	-11%	1,121,880	1,096,981	2%
Daily throughput	4,171	4,691	-11%	4,274	4,179	2%

Copper grade	0.61%	0.86%	-29%	0.75%	0.89%	-16%
Silver grade (g/t)	11.18	18.20	-39%	16.70	21.39	-22%
Gold grade (g/t)	0.10	0.32	-67%	0.17	0.30	-43%

Copper recovery	73.06%	86.07%	-15%	79.06%	86.31%	-8%
Silver recovery	71.97%	82.89%	-13%	81.91%	82.56%	-1%
Gold recovery	73.23%	64.17%	14%	67.62%	63.97%	6%

Copper production (000 lb)	3,615	6,734	-46%	14,666	18,669	-21%
Silver production (000 oz)	95	199	-52%	494	623	-21%
Gold production (oz)	899	2,740	-67%	4,117	6,843	-40%

Copper equivalent pounds (000's)(1)	4,531	10,173	-55%	19,495	27,776	-30%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.

The Bolivar Mine processed 364,941 tonnes in Q3 2021, or a decrease of 11% from the 410,468 tonnes processed in Q3 2020, due to the high personnel turnover and low availability of equipment, including mining scoops during the quarter. The average daily ore throughput realized during the quarter was approximately 4,171 tpd. Head grades were impacted by a COVID-induced lag on development and infill drilling, which resulted in changes of the mining sequence, as well as dilution issues, which are being corrected. The 11% decrease in throughput combined with lower head grades and recoveries for all metals resulted in a 55% decrease in copper equivalent pounds produced during Q3 2021 compared to Q3 2020. In Q3 2021, copper production decreased by 46% to 3.6 million pounds, silver production decreased 52% to 95 thousand ounces, and gold production decreased 67% to 899 ounces compared to Q3 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

The Company is planning to issue a PFS for Cusi in the second quarter of 2022.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three and nine months ended September 30, 2021 has been provided below:

	Three Months Ended September 30,			Nine Months Ended September 30,
Cusi Production	2021	2020	% Var.	2021	2020	% Var.
Tonnes processed (t)	61,071	69,835	-13%	210,967	147,746	43%
Daily throughput(2)	698	1,074	-35%	804	969	-17%

Silver grade (g/t)	161.03	168.65	-5%	151.98	143.46	6%
Gold grade (g/t)	0.18	0.18	0%	0.16	0.18	-11%
Lead grade	0.62%	0.25%	148%	0.29%	0.29%	0%

Silver recovery (flotation)	82.63%	80.36%	3%	81.77%	80.29%	2%
Gold recovery (lixiviation)	55.89%	43.61%	28%	43.90%	45.17%	-3%
Lead recovery	82.64%	79.30%	4%	82.36%	82.18%	0%

Silver production (000 oz)	261	304	-14%	843	547	54%
Gold production (oz)	193	173	12%	490	385	27%
Lead production (000 lb)	695	305	128%	1,122	776	45%

Silver equivalent ounces (000's)(1)	306	328	-7%	920	614	50%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2021 were calculated using the following realized prices: $24.20/oz Ag, $4.25/lb Cu, $1.36/lb Zn, $1.07/lb Pb, $1,790/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q3 2020 were calculated using the following realized prices: $24.89/oz Ag, $2.97/lb Cu, $1.08/lb Zn, $0.85/lb Pb, $1,916/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2021 were calculated using the following realized prices: $25.81/oz Ag, $4.17/lb Cu, $1.31/lb Zn, $0.99/lb Pb, $1,796/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 9M 2020 were calculated using the following realized prices: $19.35/oz Ag, $2.63/lb Cu, $0.97/lb Zn, $0.80/lb Pb, $1,742/oz Au.

The Cusi mine processed 61,071 tonnes during Q3 2021, which is a 13% decrease as compared to Q3 2020. Silver equivalent production for Q3 2021 was 306 thousand ounces or a 7% decline from Q3 2020, resulting from lower throughput and 5% lower silver head grades partially offset by 3% higher recoveries as compared to Q3 2020. The decline in silver grades resulted from the inability to operate in some of the targeted higher-grade zones due to issues related to excessive underground water and heat. A newly driven raise bore and upgraded pumping system were installed during the quarter improving operating performance in these areas.

Silver production decreased 14% to 261 thousand ounces, gold production increased 12% to 193 ounces, and lead production increased 128% to 0.7 million pounds in Q3 2021 compared to Q3 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources as on December 31, 2020

The Company announced PEA results for the Yauricocha and Cusi mines during the year 2020 and filed the corresponding NI 43-101 technical reports on the December 8, 2020 and January 5, 2021 respectively. In August 2021, the Company announced results of a PEA, which considered expansion to 10,000 tpd combined with production of iron ore at Bolivar. On September 29, 2021, the Company filed a NI 43-101 Technical Report for this PEA.

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Reserves will be reported as part of an NI 43-101 Mineral Reserve Report. The Mineral Resources have been adjusted for the mining depletion as of the effective date of the technical reports to December 31, 2020.

Sierra Metals Consolidated Mineral Resource Estimate as of December 31, 2020

								Contained Metal
	Tonnes	Ag	Au	Cu	Fe	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Total Measured & Indicated	39,148	48.4	0.32	0.83	13.80	0.30	0.92	60.8	399.9	715.6	255.8	793.0
Total Inferred	37,151	35.6	0.28	0.87	13.50	0.15	0.39	42.6	333.6	711.7	125.4	317.4

Yauricocha Mine Mineral Resource Estimate as of December 31, 2020 – (1) (2) (3) (4) (5) (6) (7) (8) (9)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	4,598	55.7	0.59	1.14	0.79	2.50	8.2	87.2	115.6	80.1	253.4
Indicated	10,714	37.8	0.50	1.21	0.50	2.00	13.0	172.3	285.8	118.1	472.4
Measured & Indicated	15,312	43.2	0.53	1.19	0.59	2.15	21.2	259.5	401.4	198.2	725.8
Inferred	11,633	27.5	0.45	1.40	0.31	0.95	10.3	167.4	357.9	79.3	242.5

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3) The consolidated Yauricocha Mineral Resource estimate is comprised of Measured, Indicated and Inferred Resources in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off Values (COVs) based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz), Copper (US$3.05/lb), Lead (US$0.91/lb), and Zinc (US$1.06/lb).

(6) Lead Oxide Mineral Resources are reported at COVs based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz) and Lead (US$0.91/lb).

(8) The mining costs are based on 2020 actual costs and are variable by mining method.

(9) The unit value COVs are variable by mining area and proposed mining method. The marginal COV ranges from US$25 to US$36.

Bolivar Mine Mineral Resource Estimate as of December 31, 2020 (1) (2)

							Contained Metal
	Tonnes	Ag	Au	Cu	Fe	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Indicated	18,590	14.9	0.20	0.77	13.80	-	8.9	120.8	314.2	-	-
Inferred	20,625	14.0	0.21	0.78	13.50	-	9.3	138.5	353.8	-	-

(1) Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

(2) Mineral resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Cusi Mine Mineral Resource Estimate as of December 31, 2020 – (1) (2) (3) (4) (5) (6)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	795	216.5	0.05	-	0.26	0.30	5.5	1.4	-	4.6	5.3
Indicated	4,451	176.2	0.13	-	0.54	0.63	25.2	18.2	-	53.0	61.9
Measured & Indicated	5,246	182.0	0.12	-	0.50	0.58	30.7	19.6	-	57.6	67.2
Inferred	4,893	146.0	0.18	-	0.43	0.69	23.0	27.7	-	46.1	74.9

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3) Mineral resources are reported at a single cut-off grade of 95 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, personnel costs (US$10.56/t), mine operation, transport and maintenance costs (US$24.86/t), processing operation and maintenance (US$11.86/t), and general and administrative and other costs (US$3.20/t).

(4) Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 20.0, Lead (US$/lb. 0.91), Zinc (US$/lb. 1.07) and Gold (US$/oz 1,541.00). CIBC, Consensus Forecast, September 30, 2020

(5) The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource estimation for the Cusi Mine.

(6) Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 87% Ag, 57% Au, 86% Pb, 51% Zn.

6.	SUMMARIZED FINANCIAL RESULTS

Nine months ended September 30, 2021 (compared to the nine months ended September 30, 2020)

Net income attributable to shareholders for 9M 2021 was $7.4 million (9M 2020: $15.8 million) or $0.05 per share (basic) and $0.04 per share (diluted) (9M 2020: $0.10 – basic and diluted). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $137.1 million for 9M 2021 increased by 35% compared to $101.7 million of revenues in 9M 2020. Sales for the nine-month period were driven higher by the increase in metal prices and the 18% decline in the treatment & refining charges offset partially by lower metal sales, except zinc and silver.

Revenue from metals payable in Mexico were $72.7 million for 9M 2021 compared to $69.0 million in 9M 2020. Bolivar revenues declined 6% to $55.4 million due to the lower metal production attributable to lower throughput and grades as compared to the nine-month period of 2020. Revenue for 9M 2021 at the Cusi mine increased 68% to $17.3 million as a result of higher production as compared to 9M 2020, which was impacted by the shutdown related to COVID-19. Cusi revenue also benefitted from the 33% and 3% higher realized prices for silver and gold respectively compared to the 9M 2020 average realized prices.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for the last seven quarters:

Realized Metal Prices	2021			2020
(In US dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver (oz)	$24.20	$26.80	$26.44	$24.30	$24.89	$16.59	$16.57
Copper (lb)	$4.25	$4.37	$3.88	$3.32	$2.97	$2.40	$2.53
Lead (lb)	$1.07	$0.97	$0.92	$0.89	$0.85	$0.76	$0.80
Zinc (lb)	$1.36	$1.34	$1.24	$1.22	$1.08	$0.89	$0.93
Gold (oz)	$1,790	$1,818	$1,778	$1,859	$1,916	$1,722	$1,585

Yauricocha’s cost of sales per copper equivalent payable pound was $1.51 (9M 2020 - $1.03), cash cost per copper equivalent payable pound was $1.42 (9M 2020 - $0.97), and AISC per copper equivalent payable pound of $2.69 (9M 2020 - $2.00). The increase in the AISC per copper equivalent payable pound for 9M 2021 resulted from increase in operating costs and sustaining capital expenditure combined with the impact of 18% lower copper equivalent payable pounds compared to the same period of 2020. Cash costs per copper equivalent pound increased due to the 9% higher operating costs per tonne, attributable to higher contractor costs, and the afore-mentioned decrease in copper equivalent payable pounds as compared to 9M 2020. Operating costs for the nine-month period of 2021 include $6.3 million ($2.8 million for 9M 2020) for COVID-19 testing and to quarantine employees and contractors.

Bolivar’s cost of sales per copper equivalent payable pound was $1.83 (9M 2020 - $1.07), cash cost per copper equivalent payable pound was $1.76 (9M 2020 - $1.06), and AISC per copper equivalent payable pound was $3.63 (9M 2020 - $1.72) for 9M 2021. The increase in unit costs in Bolivar was largely driven by the 19% increase in operating cost per tonne and the 31% decline in the copper equivalent payable pounds for the nine- month period of 2021 as compared to the same period of 2020. Sustaining capital was 181% higher than 9M 2020, largely driven by higher development costs and equipment purchases during 9M 2021.

Cusi’s cost of sales per silver equivalent payable ounce was $21.16 (9M 2020 - $19.70), cash cost per silver equivalent payable ounce was $19.15 (9M 2020 - $17.2), and AISC per silver equivalent payable ounce was $31.65 (9M 2020 - $23.54) for 9M 2021. AISC per silver equivalent payable ounce increased despite a 50% increase in silver equivalent ounces payable due to higher operating cost per tonne combined with the increase in treatment and refining costs during 9M 2021 as compared to the same period of 2020. Sustaining capital for the 9M 2021 period was higher than 9M 2020 mainly due to development activities, which could not be carried out in 2020 due to COVID-19 issues.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for 9M 2021 of $34.3 million compared to $29.1 million for the same period in 2020.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $7.2 million for 9M 2021 (9M 2020: $6.2 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative (“G&A”) expenses of $18.1 million in 9M 2021 compared to $14.6 million in 9M 2020. G&A expenses increased $1.3 million in Peru due to higher legal fees and consulting fees related to costs of expansion studies. In Mexico, the G&A costs were driven higher by legal costs and higher personnel costs due to strengthening of the Pesos and due to the re-organization of employees.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $85.9 million during 9M 2021 (9M 2020: $65.9 million) which was comprised of $68.8 million (9M 2020: $39.2 million) from the Peruvian operations and $20.9 million (9M 2020: $29.5 million) from the operations in Mexico. The increase in adjusted EBITDA resulted from higher revenues for the nine-month period of 2021 compared to the same period of 2020.

Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $23.8 million for 9M 2021 compared to $11.5 million in 9M 2020. The increase resulted mainly from the utilization of unabsorbed tax losses in Mexico at the end of 2020 and the higher taxable income generated in Peru during 9M 2021 compared to 9M 2020.

During 9M 2021, the Company recorded a deferred tax expense of $0.7 million compared to a $1.7 million deferred tax expense in 9M 2020. The deferred tax expense for 9M 2021 resulted mainly from the weakening of the Peruvian Soles as compared to the US dollar and is net of the non-cash deferred tax recovery associated with the acquisition of Corona.

Adjusted net income attributable to shareholders(1)

Adjusted net income attributable to shareholders(1) of $14.0 million, or $0.09 per share for 9M 2021 was lower than the adjusted net income of $20.9 million, or $0.13 per share for 9M 2020. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income

Total comprehensive income (“TCI”) for 9M 2021 was $10.7 million compared to TCI of $17.6 million in 9M 2020. TCI includes a foreign currency loss of $(0.4) million for 9M 2021 (9M 2020: $(0.5) million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The following tables display selected financial results for the nine-month period detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2021	$	$	$	$	$
Revenue (1)	137,108	55,385	17,281	-	209,774

Production cost of sales	(61,635)	(30,982)	(17,336)	-	(109,953)
Depletion of mineral property	(8,534)	(4,262)	(1,254)	-	(14,050)
Depreciation and amortization of property, plant and equipment	(10,801)	(6,779)	(2,659)	-	(20,239)
Cost of sales	(80,970)	(42,023)	(21,249)	-	(144,242)

Gross profit (loss) from mining operations	56,138	13,362	(3,968)	-	65,532

Net income (loss) from operations	18,453	4,110	(6,297)	(5,154)	11,112

Adjusted EBITDA	68,783	20,495	415	(3,804)	85,889

(1) Includes provisional pricing adjustments of:$(3,295) for Yauricocha, $(2,332) for Bolivar, and $(794) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2020	$	$	$	$	$
Revenue (1)	101,703	58,654	10,313	-	170,670

Production cost of sales	(51,573)	(26,298)	(10,767)	-	(88,638)
Depletion of mineral property	(6,192)	(2,803)	(1,356)	-	(10,351)
Depreciation and amortization of property, plant and equipment	(9,089)	(7,378)	(2,280)	-	(18,747)
Cost of sales	(66,854)	(36,479)	(14,403)	-	(117,736)

Gross profit (loss) from mining operations	34,849	22,175	(4,090)	-	52,934

Net income (loss) from operations	8,446	17,307	(3,971)	(3,739)	18,043

Adjusted EBITDA	39,214	29,346	128	(2,833)	65,855

(1) Includes provisional pricing adjustments of: $495 for Yauricocha, $(110) for Bolivar, and $326 for Cusi.

Cash Flows

Cash flow generated from operations before movements in working capital of $78.0 million for 9M 2021 increased compared to $66.8 million in 9M 2020. The increase in operating cash flow is mainly the result of higher revenues generated.

Net cash flow of $(53.9) million (9M 2020: $(23.0) million) used in investing activities during 9M 2021 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, expenditures on shafts and ventilation. Capital expenditure was higher during 9M 2021 as compared to 9M 2020, since the Company deferred or cancelled some capital projects in 2020 for cash preservation due to the uncertainties related to COVID-19.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $53.9 million during the nine months ended September 30, 2021 is presented below:

Capital Expenditures by Mine for the nine month period ended September 30, 2021
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$1,323	$1,985	$554	$3,862
Development	$9,240	$9,824	$3,672	$22,736
Equipment	$2,511	$2,877	$1,163	$6,551
Mascota Shaft / Central Shaft	$1,030			$1,030
Concentrator Plant	$233	$1,609	$165	$2,007
Ventilation	$397			$397
Tailings dam	$5,144	$2,770	$1,225	$9,139
Other	$871	$506	$60	$1,437
Expansion studies	$630	$871	$774	$2,275
Yauricocha Shaft	$2,086	$-	$-	$2,086
Mine Camp	$2,247	$-	$-	$2,247
Mining Concession Fees	$120	$-	$-	$120
	$25,833	$20,442	$7,613	$53,888

Net cash flow of $21.3 million (9M 2020: $3.2 million) used in financing activities for 9M 2021 consists of repayments of the BCP credit facility for $12.5 million, interest payment on the BCP credit facility $2.5 million and dividends paid to the non-controlling interest in Peru for $6.4 million.

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2021			2020				2019
(In thousands of United States dollars, except per share amounts)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Revenues	60,701	79,449	69,624	76,218	73,211	41,901	55,558	64,634
Adjusted EBITDA	17,444	40,238	28,207	31,127	37,186	12,595	16,074	19,104
Adjusted net income (loss) attributable to shareholders	(3,063)	12,681	4,383	8,638	18,377	1,344	1,210	7,228
Net income (loss) attributable to shareholders	(4,815)	9,084	3,084	7,603	17,531	154	(1,869)	4,534

Basic and diluted earnings (loss) per share ($)	(0.03)	0.06	0.02	0.04	0.11	-	(0.01)	0.03

Three months ended September 30, 2021 (compared to the three months ended September 30, 2020)

Net loss attributable to shareholders for Q3 2021 was $(4.8) million, or $(0.03) per share (basic and diluted), compared to net income of $17.5 million, or $0.11 per share (basic and diluted) for the same period in 2020. The major differences between these periods are explained below.

Revenues

Revenues for Q3 2021 from metals payable from the Yauricocha Mine in Peru were $44.4 million, in line with $44.6 million in Q3 2020, as the increase in average realized sale prices and lower treatment and refining costs were offset by lower payable metals, except zinc and silver, as compared to Q3 2020.

Revenue from metals payable in Mexico were $16.3 million for Q3 2021, or 43% lower as compared to $28.6 million for the same period in 2020. Revenue from the Bolivar mine declined 52% as compared to Q3 2020 as the increase in copper price was not enough to offset the decrease in production attributable to lower throughput and grades. Revenue from the Cusi mine was 5% lower as the higher metals payable were offset by a 3% decline in average realized silver price and higher treatment and refining costs for the quarter as compared to Q3 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Yauricocha’s cost of sales per copper equivalent payable pound was $1.44 (Q3 2020 - $0.92), cash cost per copper equivalent payable pound was $1.37 (Q3 2020 - $0.82), and AISC per copper equivalent payable pound of $2.83 (Q3 2020 - $1.93). Cash costs per pound were driven higher by the combined impact of 16% higher operating costs per tonne and 30% lower copper equivalent payable pounds during Q3 2021 as compared to Q3 2020. The increase in the AISC per copper equivalent payable pound for Q3 2021 compared to Q3 2020 was mainly due to the lower copper equivalent payable pounds as the increase in operating costs and sustaining capital was partially offset by the decrease in treatment and refining costs.

Bolivar’s cost of sales per copper equivalent payable pound was $2.90 (Q3 2020 - $1.02), cash cost per copper equivalent payable pound was $2.02 (Q3 2020 - $1.01), and AISC per copper equivalent payable pound was $4.34 (Q3 2020 - $1.72) for Q3 2021. The increase in the AISC per copper equivalent payable pound was due to higher operating costs per tonne, sustaining capital, general and administrative costs and treatment and refining costs as compared to Q3 2020. Additionally, copper equivalent payable pounds declined 52% during Q3 2021 as compared to the same quarter of 2020.

Cusi’s cost of sales per silver equivalent payable ounce was $22.49 (Q3 2020 - $13.53), cash cost per silver equivalent payable ounce was $17.06 (Q3 2020 - $11.56), and AISC per silver equivalent payable ounce was $28.93 (Q3 2020 - $16.47) for Q3 2021. AISC per silver equivalent payable ounce increased despite 19% higher silver equivalent ounces payable due to higher operating cost per tonne combined with the increase in treatment and refining costs during Q3 2021 as compared to Q3 2020. Sustaining capital increased as compared to Q3 2020 due to timing of development activities.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q3 2021 of $12.3 million compared to $10.9 million for the same period in 2020.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.3 million for Q3 2021 compared to $2.4 million for the same period in 2020. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $6.9 million for Q3 2021 compared to $4.5 million for Q3 2020. General and administrative costs increased in Q3 2021 mainly due to the higher personnel costs and legal costs in Mexico.

Adjusted EBITDA(1)

Adjusted EBITDA(1) of $17.4 million for Q3 2021 decreased by 53% compared to $37.2 million in Q3 2020. The decrease in adjusted EBITDA in Q3 2020 was due to the decrease in revenues realized in Mexico.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Income taxes

The Company recorded current tax expense of $3.1 million for Q3 2021 compared to $7.4 million in Q3 2020 and the decrease was the result of the lower taxable income compared to Q3 2020.

During Q3 2021, the Company recorded a deferred tax expense of $1.0 million compared to a deferred tax recovery of $0.7 million in Q3 2020. The deferred tax expense is mainly due to the weakening of the Pesos versus the US dollar and is partially offset by the deferred tax recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net loss of $(3.1) million for Q3 2021 compared to adjusted net income $18.4 million for Q3 2020. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income (Loss)

Total Comprehensive Loss (“TCL”) for Q3 2021 was $(4.0) million compared to TCI of $19.2 million for the same period in 2020. TCI includes a foreign currency loss of $(0.3) million in Q3 2021 (Q3 2020: $(0.3) million).

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2021	$	$	$	$	$
Revenue (1)	44,353	11,302	5,046	-	60,701

Production cost of sales	(19,037)	(11,549)	(6,701)	-	(37,287)
Depletion of mineral property	(3,636)	(1,646)	(460)	-	(5,742)
Depreciation and amortization of property, plant and equipment	(2,567)	(3,166)	(841)	-	(6,574)
Cost of sales	(25,240)	(16,361)	(8,002)	-	(49,603)

Gross profit (loss) from mining operations	19,113	(5,059)	(2,956)	-	11,098

Net income (loss) from operations	5,230	(3,487)	(3,509)	(1,961)	(3,727)

Adjusted EBITDA	22,286	(1,963)	(1,529)	(1,350)	17,444

(1) Includes provisional pricing adjustments of: $(2,166) for Yauricocha, $(1,349) for Bolivar, and $(503) for Cusi.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2020	$	$	$	$	$
Revenue (1)	44,580	23,308	5,323	-	73,211

Production cost of sales	(17,417)	(8,596)	(3,234)	-	(29,247)
Depletion of mineral property	(2,447)	(1,127)	(648)	-	(4,222)
Depreciation and amortization of property, plant and equipment	(3,651)	(2,622)	(448)	-	(6,721)
Cost of sales	(23,515)	(12,345)	(4,330)	-	(40,190)

Gross profit (loss) from mining operations	21,065	10,963	993	-	33,021

Net income (loss) from operations	10,039	9,224	1,588	(1,361)	19,490

Adjusted EBITDA	23,593	12,702	1,761	(870)	37,186

(1) Includes provisional pricing adjustments of: $(876) for Yauricocha, $1,144 for Bolivar, and $(81) for Cusi.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s statement of financial position as at September 30, 2021 and December 31, 2020:

(000's)	September 30, 2021	December 31, 2020
Cash and cash equivalents	$58,288	$71,473
Working capital	$38,096	$70,885
Total assets	$446,249	$439,592

Debt (net of financing fees)	$86,932	$99,383
Total liabilities	$200,621	$199,384

Equity attributable to owners of the Company	$209,017	$201,000

Cash and cash equivalents of $58.3 million and working capital of $38.1 million as at September 30, 2021 compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents decreased during 9M 2021 as investing activities related to capital expenditure incurred in Mexico and Peru of $53.9 million and cash used in financing activities of $21.3 million exceeded the $62.2 million of operating cash flows during the nine-month period.

Trade and other receivables as at September 30, 2021 include $7.0 million (December 31, 2020 - $5.9 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2021 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at September 30, 2021.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	September 30, 2021	December 31, 2020
Senior Secured Corporate Facility with BCP(1)	$100,000	$86,932	$99,383
Total Debt		$86,932	$99,383

Less cash balances		$58,288	$71,473
Net Debt		$28,644	$27,910

(1) See condensed interim consolidated financial statements as at September 30, 2021 for details of the Senior Secured Corporate Credit Facility.

Outstanding shares

The authorized share capital at September 30, 2021 was an unlimited number of common shares without par value. As at November 5, 2021, the Company had 163.4 million shares issued and outstanding (December 31, 2020 – 162.8 million shares issued and outstanding).

As at September 30, 2021, there were 1,045,831 RSUs outstanding at a weighted average fair value of C$2.63.

As at November 5, 2021 there are 1,045,831 RSU’s outstanding at a weighted average fair value of C$2.63.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. As per latest development, on March 21, 2021, the first Civil Court of Chihuahua absolved DBM of all claims raised by the plaintiff. Although the plaintiff filed an appeal against this ruling on April 7, 2021, the Company believes that there is no merit in this appeal and the possibility of reversal of the March 12, 2021 ruling is very unlikely.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
(In thousands of United States dollars)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net income (loss)	$(3,727)	$19,490	$11,112	$18,043

Adjusted for:
Depletion and depreciation	11,739	11,109	35,548	29,264
Interest expense and other finance costs	1,016	1,025	2,759	3,411
NRV adjustments on inventory	1,386	-	2,127	1,216
Share-based payments	315	199	1,039	465
Derivative gains	-	(941)	(451)	(941)
Foreign currency exchange and other provisions	(800)	(365)	(303)	129
Costs related to COVID	2,505	-	7,992	-
Legal settlement and related charges	951	-	1,665	1,068
Income taxes	4,059	6,669	24,401	13,200
Adjusted EBITDA	$17,444	$37,186	$85,889	$65,855

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended		Nine Months Ended
(In thousands of United States dollars)	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net income (loss) attributable to shareholders	$(4,815)	$17,531	$7,353	$15,816
Non-cash depletion charge on Corona's acquisition	2,347	2,446	7,245	6,192
Deferred tax recovery on Corona's acquisition depletion charge	(1,061)	(858)	(2,547)	(2,163)
Share-based compensation	315	199	1,039	465
Legal settlement and related charges	951	-	1,665	1,068
Derivative gains	-	(941)	(451)	(941)
Foreign currency exchange loss	(800)	-	(303)	494
Adjusted net income (loss) attributable to shareholders	$(3,063)	$18,377	$14,001	$20,931

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statements of income (loss) for the three and nine months ended September 30, 2021 and 2020:

		Three months ended				Three months ended
		September 30, 2021				September 30, 2020
(In thousand of US dollars, unless stated)		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		25,240	12,819	7,698	45,757	23,515	12,345	4,330	40,190
Reverse: Workers Profit Sharing		(877)	-	-	(877)	(1,531)	-	-	(1,531)
Reverse: D&A/Other adjustments		(6,203)	(4,550)	(2,846)	(13,599)	(6,365)	(3,830)	(1,567)	(11,762)
Reverse: Variation in Finished Inventory		1,351	1,067	(220)	2,198	317	311	1,239	1,867
Total Cash Cost		19,511	9,336	4,632	33,479	15,936	8,826	4,002	28,764
Tonnes Processed		324,196	364,941	61,071	750,208	318,155	410,468	69,835	798,458
Cash Cost per Tonne Processed	US$	60.18	25.58	75.85	44.63	50.09	21.50	57.31	36.02

		Nine months ended				Nine months ended
		September 30, 2021				September 30, 2020
(In thousand of US dollars, unless stated)		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		80,970	42,022	21,250	144,242	66,854	36,479	14,403	117,736
Reverse: Workers Profit Sharing		(3,518)	-	-	(3,518)	(2,222)	-	-	(2,222)
Reverse: D&A/Other adjustments		(19,335)	(12,173)	(5,561)	(37,069)	(16,123)	(10,489)	(5,004)	(31,616)
Reverse: Variation in Finished Inventory		1,285	1,887	122	3,294	(3,583)	(206)	774	(3,015)
Total Cash Cost		59,402	31,736	15,811	106,949	44,926	25,784	10,173	80,883
Tonnes Processed		979,316	1,121,880	210,967	2,312,163	805,914	1,096,981	147,746	2,050,641
Cash Cost per Tonne Processed	US$	60.66	28.29	74.95	46.25	55.75	23.50	68.85	39.44

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and nine months ended September 30, 2021 and 2020:

Yauricocha:

YAURICOCHA		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash Cost per zinc equivalent payable pound
Total Cash Cost		19,511	15,936	59,402	44,926
Variation in Finished inventory		(1,351)	(317)	(1,285)	3,583
Total Cash Cost of Sales		18,160	15,619	58,117	48,509
Treatment and Refining Charges		8,343	12,798	27,100	32,857
Selling Costs		1,071	1,377	3,644	3,573
G&A Costs		2,341	1,982	7,178	6,441
Sustaining Capital Expenditures		7,550	4,700	13,608	8,752
All-In Sustaining Cash Costs		37,465	36,476	109,647	100,132
Silver Equivalent Payable Ounces (000's)		2,321	2,258	6,592	6,808
Cost of Sales		19,037	17,417	61,635	51,573
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.20	7.71	9.35	7.58
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.82	6.92	8.82	7.13
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	16.14	16.15	16.63	14.71
Copper Equivalent Payable Pounds (000's)		13,215	18,940	40,804	50,053
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.44	0.92	1.51	1.03
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.37	0.82	1.42	0.97
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.83	1.93	2.69	2.00
Zinc Equivalent Payable Pounds (000's)		41,298	52,166	129,887	136,263
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.46	0.33	0.47	0.38
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.44	0.30	0.45	0.36
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.91	0.70	0.84	0.73

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three and nine months ended September 30, 2021 and 2020:

Bolivar:

BOLIVAR		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash Cost per copper equivalent payable pound
Total Cash Cost		9,336	8,826	31,736	25,784
Variation in Finished inventory		(1,067)	(311)	(1,887)	206
Total Cash Cost of Sales		8,269	8,515	29,849	25,990
Treatment and Refining Charges		3,392	1,447	11,805	4,995
Selling Costs		872	1,045	3,258	3,104
G&A Costs		1,751	1,013	4,816	4,015
Sustaining Capital Expenditures		3,428	2,466	11,681	4,156
All-In Sustaining Cash Costs		17,712	14,486	61,409	42,260
Silver Equivalent Payable Ounces (000's)		717	1,006	2,733	3,343
Cost of Sales		11,854	8,596	30,982	26,298
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	16.52	8.54	11.34	7.87
Cash Cost per Silver Equivalent Payable Ounce(1)	(US$)	11.53	8.46	10.92	7.77
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce(1)	(US$)	24.69	14.40	22.47	12.64
Copper Equivalent Payable Pounds (000's)		4,085	8,438	16,918	24,581
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.90	1.02	1.83	1.07
Cash Cost per Copper Equivalent Payable Pound(1)	(US$)	2.02	1.01	1.76	1.06
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound(1)	(US$)	4.34	1.72	3.63	1.72
Zinc Equivalent Payable Pounds (000's)		12,767	23,240	53,852	66,918
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.93	0.37	0.58	0.39
Cash Cost per Zinc Equivalent Payable Pound(1)	(US$)	0.65	0.37	0.55	0.39
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound(1)	(US$)	1.39	0.62	1.14	0.63

(1) Cash costs and AISC for the three month ended September 30, 2021 exclude prior period inventory adjustments of $3.8 million, which are not considered as costs for Q3 2021. These adjustments have no impact on the cash costs and AISC for the nine-month period ended September 30, 2021

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and nine months ended September 30, 2021 and 2020:

Cusi:

CUSI		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Cash Cost per silver equivalent payable ounce
Total Cash Cost		4,632	4,002	15,811	10,173
Variation in Finished inventory		220	(1,239)	(122)	(774)
Total Cash Cost of Sales		4,852	2,763	15,689	9,399
Treatment and Refining Charges		770	503	2,838	1,257
Selling Costs		266	158	885	499
G&A Costs		937	201	1,521	541
Sustaining Capital Expenditures		1,402	311	5,001	1,167
All-In Sustaining Cash Costs		8,227	3,936	25,934	12,863
Silver Equivalent Payable Ounces (000's)		284	239	819	546
Cost of Sales		6,396	3,234	17,336	10,767
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	22.49	13.53	21.16	19.70
Cash Cost per Silver Equivalent Payable Ounce	(US$)	17.06	11.56	19.15	17.20
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	28.93	16.47	31.65	23.54
Copper Equivalent Payable Pounds (000's)		1,619	2,005	5,071	4,017
Cost of Sales per Copper Equivalent Payable Pound	(US$)	3.95	1.61	3.42	2.68
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.00	1.38	3.09	2.34
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	5.08	1.96	5.11	3.20
Zinc Equivalent Payable Pounds (000's)		5,060	5,521	16,142	10,937
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	1.26	0.59	1.07	0.98
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.96	0.50	0.97	0.86
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.63	0.71	1.61	1.18

Consolidated:

CONSOLIDATED		Three months ended		Nine months ended
(In thousand of US dollars, unless stated)		September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Total Cash Cost of Sales		31,281	26,897	103,655	83,898
All-In Sustaining Cash Costs		63,404	54,898	196,990	155,255
Cost of Sales		37,287	29,247	109,953	88,638
Silver Equivalent Payable Ounces (000's)		3,323	3,503	10,145	10,698
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	11.22	8.35	10.84	8.29
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.41	7.68	10.22	7.84
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.08	15.67	19.42	14.51
Copper Equivalent Payable Pounds (000's)		18,920	29,382	62,792	78,651
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.97	1.00	1.75	1.13
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.65	0.92	1.65	1.07
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.35	1.87	3.14	1.97
Zinc Equivalent Payable Pounds (000's)		59,124	80,927	199,881	214,118
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.63	0.36	0.55	0.41
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.53	0.33	0.52	0.39
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.07	0.68	0.99	0.73

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2021
(In thousands of United States dollars, unless otherwise stated)

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2020 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at September 30, 2021, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at September 30, 2021.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at September 30, 2021, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at September 30, 2021 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 18, 2021 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper, zinc, and gold (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2021

(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.